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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 3)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                                 CALMAT CO.

                         (Name of Subject Company)
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                                 CALMAT CO.

                    (Name of Person(s) Filing Statement)
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                  Common Stock, par value $1.00 per share
                   (including the associated Common Share
                              Purchase Rights)
                       (Title of Class of Securities)

                                131271 10 8
                   (CUSIP Number of Class of Securities)
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                               Paul Stanford
                       General Counsel and Secretary
                           3200 San Fernando Road
                           Los Angeles, CA 90065
                               (323) 258-2777

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                           Robert A Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on November 20, 1998, by CalMat Co., a Delaware corporation (the "Company"), relates to an offer by ALB Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Vulcan Materials Company, a New Jersey corporation ("Parent"), to purchase all of the shares of the common stock, par value $1.00 per share (including the associated common share purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

          The response to Item 4(b)(3) is hereby amended by deleting the reference to the Company in the sixth sentence thereof so that the sentence reads in its entirety as follows:

          "None of Parent or the Purchaser assumes any responsibility for the accuracy of the Company Projections."


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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        CALMAT CO.



                                        By /s/ Paul Stanford
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                                          Name:  Paul Stanford
                                          Title: Executive Vice President,
                                                 General Counsel and
                                                 Secretary


Dated as of December 22, 1998